

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2002

SEC FILE NUMBER
8-47597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LBC Capital Resources, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7966 Royal Birkdale Circle
(No. and Street)

Brandenton (City) FL (State) 34202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Leopold (941) 907-4140
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padden & Company L.L.C.
(Name — *if individual, state last, first, middle name*)

150 Himmelein Road (Address) Medford (City) NJ (State) 08055 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LBC Capital Resources, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public
SHARI L. CLARK

SHARI L. CLARK
MY COMMISSION # CC 981653
EXPIRES: November 14, 2004
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBC Capital Resources, Inc.

7966 Royal Birkdale Circle
Brandenton, FL 34202
Tel 941.907.4140 ~ Fax 941.907.6998

February 22, 2002


MAR 0 1 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Enclosed is the information with regard to the annual audit.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

Harry Leopold, Managing Director
LBC Capital Resources, Inc.

Encls.

LBC Capital Resources, Inc.

7966 Royal Birkdale Circle
Brandenton, FL 34202

Tel 941.907.4140 ~ Fax 941.907.6998

February 22, 2002

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that there are no discrepancies between the unaudited and audited statements of LBC Capital Resources, Inc.

Sincerely,

Harry Leopold, Managing Director
LBC Capital Resources, Inc.

LBC *Capital Resources, Inc.*

7966 Royal Birkdale Circle
Brandenton, FL 34202

Tel 941.907.4140 ~ Fax 941.907.6998

February 22, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. is exempt from Rule 15C3-3 requiring computation for determination of reserve requirements.

Sincerely,

Harry Leopold, Managing Director
LBC Capital Resources, Inc.

LBC Capital Resources, Inc.

7966 Royal Birkdale Circle
Brandenton, FL 34202
Tel 941.907.4140 ~ Fax 941.907.6998

February 22, 2002

STATEMENT OF CHANGES IN LIABILITIES

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. has no changes in liabilities subordinated to claims of creditors.

Sincerely,

Harry Leopold, Managing Director
LBC Capital Resources, Inc.

Padden & Company, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 Himmelein Road
Medford, New Jersey 08055
609-953-1400
Fax 609-953-7512
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker

MEMBER AICPA
New Jersey Society of CPA's
Personal Financial Specialists
Registered Investment Advisors

To the Board of Directors and Stockholders
of LBC Capital Resources, Inc.

The accompanying statement of shareholders equity and computation of net capital are not a required part of the basic financial statements.

Medford, New Jersey
February 22, 2002

Padden & Company, L.L.C.
Certified Public Accountants

LBC CAPITAL RESOURCES, INC

STATEMENT OF SHAREHOLDERS EQUITY

DECEMBER 31, 2001

Beginning Shareholders Equity	$117,171
Capital Contributions (Paid in Capital)	-
Net Income	(102,440)
Balance Shareholders Equity	$14,731
Shareholders Loans Equity	-
Diluted Shareholder Equity	$14,731

LBC CAPITAL RESOURCES, INC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Cash	$11,406
Net Capital	$11,406

Padden & Company, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 Himmelein Road
Medford, New Jersey 08055
609-953-1400
Fax 609-953-7512
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker

MEMBER AICPA
New Jersey Society of CPA's
Personal Financial Specialists
Registered Investment Advisors

February 22, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. is exempt from Rule 15c3-3 requiring computation for determination of reserve requirements.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

Padden & Company, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 Himmelein Road
Medford, New Jersey 08055
609-953-1400
Fax 609-953-7512
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker

MEMBER AICPA
New Jersey Society of CPA's
Personal Financial Specialists
Registered Investment Advisors

February 22, 2002

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. has no changes in liabilities subordinated to claims of creditors.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

Padden & Company, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 Himmelein Road
Medford, New Jersey 08055
609-953-1400
Fax 609-953-7512
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker

MEMBER AICPA
New Jersey Society of CPA's
Personal Financial Specialists
Registered Investment Advisors

February 22, 2002

A REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that there are no material inadequacies that exist or have existed since the date of the previous audit of LBC Capital Resources, Inc.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

Padden & Company, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 Himmelein Road
Medford, New Jersey 08055
609-953-1400
Fax 609-953-7512
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker

MEMBER AICPA
New Jersey Society of CPA's
Personal Financial Specialists
Registered Investment Advisors

February 22, 2002

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that there are no discrepancies between the unaudited and audited statements of LBC Capital Resources, Inc.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

LBC CAPITAL RESOURCES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Padden & Company, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 Himmelein Road
Medford, New Jersey 08055
609-953-1400
Fax 609-953-7512
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker

MEMBER AICPA
New Jersey Society of CPA's
Personal Financial Specialists
Registered Investment Advisors

Independent Auditor's Report

To the Board of Directors and Stockholders
of LBC Capital Resources, Inc.

I have audited the accompanying balance sheet of LBC Capital Resources, Inc. as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express and opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LBC Capital Resources, Inc., as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

February 22, 2002
Medford, New Jersey

Daniel A. Padden, CPA/PFS
Certified Public Accountant
By: ______________

LBC CAPITAL RESOURCES, INC.
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY-INCOME TAX BASIS
DECEMBER 31, 2001

ASSETS

Current Assets			
Cash in bank - checking	$ 11,406		
Investments - Securities	3,325		
Total Current Assets		$ 14,731	
Total Property, Plant			
Organization costs	1,500		
Accum. Amortization	(1,500)		
TOTAL ASSETS			**$ 14,731**

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY-INCOME TAX BASIS
DECEMBER 31, 2001

LIABILITIES AND EQUITY

Equity			
Common stock	1,000		
Add'l paid in capital	25,000		
Accum. Adjustments	91,171		
Current Earnings	(102,440)		
Total Equity		14,731	
TOTAL LIABILITIES AND EQUITY			**$ 14,731**

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
DECEMBER 31, 2001

	YEAR TO DATE Amount	YEAR TO DATE Percent
Revenues		
Fee income	$ 60,000	100.0
Total Revenues	**60,000**	**100.0**
Expenses		
Mgmt fee expense to LBC	165,138	275.2
Total Expenses	165,138	275.2
Income/(Loss) from Operations	(105,138)	(175.2)
Other Income		
Interest earned	2,697	4.5
Total Other Income	2,697	4.5
Net Income/(Loss)	**$ (102,440)**	**(170.7)**

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.
STATEMENT OF CASH FLOWS-INCOME TAX BASIS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

	Year-to-Date
OPERATING ACTIVITIES	
Net income/(loss)	$ (102,440)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES	(102,440)
INVESTING ACTIVITIES	
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(102,440)
Cash & cash equivalents, beginning balance	113,846
CASH & CASH EQUIVALENTS, ENDING BALANCE	**$ 11,406**

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.

SELECTED INFORMATION

DECEMBER 31, 2001

SIGNIFICANT ACCOUNTING POLICIES:

1. **Nature of Business:**
   LBC Capital Resources, Inc., is owned and operated by Harry Leopold. The corporation is located in Bradenton, Florida. The corporation began business in Florida on July 7, 1994.

2. **Basis of Accounting:**
   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

3. **Property, Plant and Equipment:**
   Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment placed in service prior to January 1, 1987, is based on an accelerated cost recovery system, over the estimated useful lives of the assets. For property, plant and equipment placed in service after December 31, 1986, depreciation is based on a modified accelerated cost recovery system.